Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information dated July 29, 2026 and included in this Post-Effective Amendment No. 2 to the Registration Statement (Form N-2, File No. 333-285895) of Lincoln Partners Group Royalty Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated May 29, 2026, with respect to the financial statements of Lincoln Partners Group Royalty Fund included in the Annual Report to Shareholders (Form N-CSR) for the year ended March 31, 2026, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

July 28, 2026